CF Finance Acquisition Corp. II

110 East 59th Street

New York, NY 10022

January 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Sherry Haywood

Re:	CF Finance Acquisition Corp. II
Registration Statement on Form S-4
Filed December 23, 2020
File No. 333-251683

Dear Ms. Haywood:

CF Finance Acquisition Corp. II (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 19, 2021, regarding our Registration Statement on Form S-4, File No. 333-251683, filed with the Commission on December 23, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Registration Statement on Form S-4 filed December 23, 2020

Summary Consolidated Financial Data of View, page 45

1.

Due to the fact that the redeemable convertible preferred stock is prohibited from being included in stockholders’ deficit, please separately present redeemable convertible preferred stock and stockholders’ deficit. This comment is also applicable to the disclosures in Selected Historical Consolidated Financial Information of View on page 210.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 216 of the Amendment.

Sherry Haywood

U.S. Securities and Exchange Commission

January 25, 2021

Comparative Per Share Information, page 52

2.	Please provide pro forma equivalent per share disclosures as required by Part I.A, Item 3(f) of Form S-4.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 55 of the Amendment.

The Combined Entity’s certificate of incorporation, page 95

3.

You disclose the exclusive forum provision in the combined entity’s certificate of incorporation and in Article Eleventh of Annex C. Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Company’s Response:

Article Eleventh of the Combined Entity’s Amended and Restated Certificate of Incorporation provides that the sole and exclusive forum for certain actions, which may include federal claims, including derivative claims, shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the state or federal court located within the State of Delaware.

The Company acknowledges that the enforceability of these provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Combined Entity’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action. The Company agrees that it will acknowledge in its future filings, including its risk factor disclosures, that the portion of this provision requiring the Court of Chancery of the State of Delaware or the state courts of the State of Delaware be the exclusive forum for certain suits would not be enforceable with respect to any suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, and that the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 98 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information page 102

4.	Refer to note 2 adjustment (E) on page 112. Please clarify where and how the estimated expenses associated with the PIPE investment are reflected in the pro forma financial statements.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 113 of the Amendment.

Sherry Haywood

U.S. Securities and Exchange Commission

January 25, 2021

5.

Refer to note 2 adjustment (AA) on page 112. Please more fully disclose and discuss how you determined the stock based compensation charges you recorded during the annual and interim periods. Please also disclose the total amount of stock based compensation expected to be recognized as a result of the stock options and restricted stock units to be granted and indicate the time periods over which the compensation is expected to be recognized.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 114-116 of the Amendment.

6.	Refer to note 3 on page 113. Please disclose the numbers of options and warrants excluded from the loss per share calculations because they are anti-dilutive.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 114-115 of the Amendment.

Recommendation of the CF II Board, page 116

7.	Please revise to quantify the amount of expense and other reimbursement to the CF II officers, directors and sponsor discussed on page 116.

In response to the Staff’s comment, the Company has revised its disclosure on pages 119-120 of the Amendment.

Certain United States Federal Income Tax Considerations, page 149

8.

Please disclose the anticipated tax consequences of the business combination transaction. Also, if the tax consequence you disclose represent the opinion of counsel, as indicated by to-be-filed Exhibit 8.1, please ensure the disclosure names counsel and that the disclosure represents its opinion. Also, please remove the term “certain” in the heading and the introductory language because it raises a concern that the author of the opinion may be omitting a material tax consequence. For guidance you may wish to refer to Section III.C.1. of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

Respectfully, the Company does not believe any additional disclosure is required regarding the tax consequences of the Business Combination (as such term defined in the Registration Statement) because the proxy statement contained in the Registration Statement is addressed solely to the stockholders of the Company. Pursuant to the Merger Agreement, the parties thereto intended for the Business Combination to qualify as a tax-free merger. However, the consequences that would result from any failure of the Business Combination to qualify as a tax-free merger would be borne solely by the stockholders of View Inc. (“View”) at the time of the Business Combination. To the Company’s knowledge, View is planning to solicit consent from its stockholders separately and inform its stockholders of the tax consequences of the Business Combination in connection therewith. Accordingly, the Company does not believe that the Registration Statement should be required to address the tax treatment of the Business Combination or the consequences of such tax treatment.

In addition, in response to the Staff’s comment, the Company has removed the term “certain” from the heading and the introductory paragraph of the section titled “The Business Combination Proposal – United States Federal Income Tax Considerations of the Redemption“ of the Registration Statement. The revised disclosure can be found on page 152 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation of View, page 211

9.	Please revise your disclosures related to annual and interim results of operations to address the following:

•	Quantify the impact changes in volume and price had on revenues during each period presented;

Sherry Haywood

U.S. Securities and Exchange Commission

January 25, 2021

•

More fully explain the specific facts and circumstances related to the additional warranty you recorded, including the assumptions underlying the amount you accrued. If you believe an additional loss is reasonably possible, disclose that fact and disclose the amount of the estimated additional loss or, if applicable, disclose you are unable to estimate the amount of the additional loss and explain the reasons why; and

•

More fully explain the specific facts and circumstances related to the re-allocation between cost of revenue and SG&A, including the specific nature of the costs and the reason why they were re-allocated and are not consistently presented in the financial statements.

Company’s Response:

In response to the Staff’s comment, the Company has revised its disclosures on pages 224-225, 227-228 and 236 of the Amendment.

Consolidated Financial Statements – View Inc.

3. Revenue, page F-54

10.

Please tell us the amount of revenue you recognized over time and at a point in time during each period presented. Please also explain to us why you do not present disaggregated revenue disclosures for revenue recognized over time and at a point in time.

Company’s Response:

Please see below the amount of revenue View, Inc. recognized over time and at a point in time for each period presented (in thousands):

	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018
Over time	$7,420	$5,177	$8,780	$6,035
At a point in time	$17,119	$7,357	$15,544	$14,150
	$24,539	$12,534	$24,324	$20,185

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that View, Inc. recognizes revenue from (i) the manufacturing and sale of insulating glass units (“IGUs”), over time, and (ii) the sale of the Controls, Software and Services (“CSS”), at a point-in-time. As both IGUs and CSS are a part of the smart glass technology product experience, all construction projects have some combination of IGU contracts and CSS contracts, such that economic factors would affect construction projects as a whole rather than the nature, amount, timing, and uncertainty of revenue and cash flows from IGUs contracts or CSS contracts individually, irrespective of the IGUs and CSS revenue being recognized over time and at a point-in-time, respectively.

Additionally, in consideration of the guidance in ASC 606-10-55-90, View, Inc’s Chief Operating Decision Maker reviews revenue by construction project and also disaggregated by geography and not disaggregated by IGUs and CSS, when evaluating the financial performance of the business. View, Inc. also does not disclose disaggregated revenue by IGUs and CSS in its investor presentations, communications with its board of directors, marketing materials or in other documents outside the financial statements that are used by View, Inc. or users of the entity’s financial statements.

The Company believes that the disclosed disaggregation of revenue by products and services and by geography depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Therefore, the Company believes it has met the principles of the disclosure objectives in ASC 606-10-50-5.

Sherry Haywood

U.S. Securities and Exchange Commission

January 25, 2021

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Hughes Hubbard & Reed LLP Skadden, Arps, Slate, Meagher & Flom LLP